FORM 6-K

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                       Report of Foreign Issuer
                pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934


             For the period 4 October 2002 - 29 November 2002


                          Cookson Group plc

      The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]


Exhibit No.1      Holding(s) in Company released by the London Stock Exchange on 4 October 2002

Exhibit No.2      Holding(s) in Company released by the London Stock Exchange on 17 October 2002

Exhibit No.3      Notification of Trading Update released on 31 October 2002

Exhibit No.4      Holding(s) in Company released by the London Stock Exchange on 1 November 2002

Exhibit No.5      Trading Update released by the London Stock Exchange on
                  5 November 2002

Exhibit No.6      Holding(s) in Company released by the London Stock Exchange on 7 November 2002

Exhibit No.7      Director Shareholding released by the London Stock Exchange on 25 November 2002

Exhibit No.8      Director Shareholding released by the London Stock Exchange on 26 November 2002

Exhibit No.9      Holding(s) in Company released by the London Stock Exchange
		  on 29 November 2002

Exhibit No.1


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STANLIFE NOMINEES LIMITED

5) Number of shares/amount of stock acquired

4,501,478


6) Percentage of issued class

0.24%

7) Number of shares/amount of stock disposed

N/A


8) Percentage of issued class

N/A


9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

3 OCTOBER 2002

11) Date company informed

4 OCTOBER 2002

12) Total holding following this notification

78,467,869 SHARES

13) Total percentage holding of issued class following this notification

4.15%

14) Any additional information

N/A


15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537


16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC



Date of notification 4 OCTOBER 2002

Exhibit No.2


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 38,054,464 SHARES

CHASE GA GROUP NOMINEES LTD - 76,166,667 SHARES

CHASE NOMINEES LTD - 4,182,652 SHARES

CUIM NOMINEE LIMITED - 29,444,979 SHARES

RBSTB NOMINEES LIMITED - 4,080,917 SHARES


5) Number of shares/amount of stock acquired

846,602

6) Percentage of issued class

0.04%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

16 OCTOBER 2002

11) Date company informed

17 OCTOBER 2002

12) Total holding following this notification

151,929,679 SHARES

13) Total percentage holding of issued class following this notification

8.03%

14) Any additional information


15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC


Date of notification: 17 OCTOBER 2002

Exhibit No.3



31 October 2002



COOKSON GROUP plc NOTIFICATION OF TRADING UPDATE

Cookson Group plc will release its normal third quarter trading update on Wednesday 6 November 2002.

There will be an analysts' meeting at 9:00am on that day which will be webcast live on the Group's website, www.cooksongroup.co.uk.



Cookson Group plc

The Adelphi

1-11 John Adam Street

London WC2N 6HJ

Tel: 020 7766 4500

Fax: 020 7747 6600

www.cooksongroup.co.uk

Exhibit No.4

                                      NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them




REGISTERED NAME                         MANAGEMENT COMPANY                                        NUMBER OF SHARES


STATE STREET NOMINEES LTD.              FIDELITY MANAGEMENT TRUST COMPANY                                  150,000

BROWN BROTHERS HARRIMAN                 FIDELITY MANAGEMENT TRUST COMPANY                                   82,200

CHASE NOMINEES LTD.                     FIDELITY INVESTMENT SERVICES LTD.                               80,890,801

CHASE MANHATTAN BANK LONDON             FIDELITY INVESTMENT SERVICES LTD.                               19,547,502

RBS TRUST BANK                          FIDELITY PENSION MANAGEMENT                                      3,382,795

NORTRUST NOMINEES LTD.                  FIDELITY PENSION MANAGEMENT                                        788,060

BT GLOBENET NOMINEES LTD.               FIDELITY PENSION MANAGEMENT                                        269,880

CITIBANK                                FIDELITY PENSION MANAGEMENT                                        476,580

CHASE NOMINEES LTD.                     FIDELITY PENSION MANAGEMENT                                     11,701,200

BANK OF NEW YORK LONDON                 FIDELITY PENSION MANAGEMENT                                      2,045,940

NORTHERN TRUST                          FIDELITY PENSION MANAGEMENT                                      2,783,240

HSBC                                    FIDELITY PENSION MANAGEMENT                                        847,780

BANKERS TRUST                           FIDELITY INTERNATIONAL LIMITED                                     511,420

RBS TRUST BANK                          FIDELITY INTERNATIONAL LIMITED                                   7,820,740

CITIBANK                                FIDELITY INTERNATIONAL LIMITED                                     367,120

CHASE NOMINEES LTD                      FIDELITY INTERNATIONAL LIMITED                                  17,471,750

HSBC CLIENT HOLDINGS NOMINEE (UK)       FIDELITY INTERNATIONAL LIMITED                                  92,647,427
LIMITED

CHASE MANHATTAN BANK LONDON             FIDELITY INTERNATIONAL LIMITED                                   2,570,820

DEUTSCHE BANK                           FIDELITY INTERNATIONAL LIMITED                                   4,777,280

BANK OF NEW YORK LONDON                 FIDELITY INTERNATIONAL LIMITED                                  21,733,318

NORTHERN TRUST                          FIDELITY INTERNATIONAL LIMITED                                   8,031,640

MELLON TRUST                            FIDELITY INTERNATIONAL LIMITED                                     620,360

BANK OF NEW YORK BRUSSELS               FIDELITY INTERNATIONAL LIMITED                                   2,361,189

STATE STREET BANK & TRUST               FIDELITY INTERNATIONAL LIMITED                                   2,377,877



5) Number of shares/amount of stock acquired

14,857,457



6) Percentage of issued class

0.79%

7) Number of shares/amount of stock disposed

N/A



8) Percentage of issued class

N/A



9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

30 OCTOBER 2002

11) Date company informed

31 OCTOBER 2002

12) Total holding following this notification

284,256,919 SHARES

13) Total percentage holding of issued class following this notification

15.03%

14) Any additional information

NONE



15) Name of contact and telephone number for queries


ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537



16) Name and signature of authorised company official responsible for making this notification


ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC


Date of notification: 1 NOVEMBER 2002

Exhibit No.5




5 November 2002

THIRD QUARTER TRADING UPDATE

Sales for Cookson's continuing activities were GBP445 million in the third quarter of 2002, 1% lower than the same quarter last year. In spite of this, Group operating profit for continuing activities of GBP13 million was GBP11 million higher than the third quarter last year, with an improvement registered by each of the three divisions. This underlines the benefits of the cost saving initiatives implemented over the last eighteen months.

As indicated at the time of the Group's interim results on 19 July, activity in the third quarter is traditionally quieter than the second quarter due to routine summer holiday factory shutdowns by many of the Group's customers in the USA and Europe. Consequently, activity levels in July and August were, as expected, lower than those of the second quarter of 2002. Thereafter, Group sales in September increased to the same average weekly sales as June 2002, which were the highest since May 2001.

In the Electronics division, sales were GBP173 million, 3% lower than the same quarter last year. Sales for September were higher than July and August and only marginally lower than June 2002. The division's sales performance has been consistent with industry trends, with demand in the USA and Europe remaining depressed but the Asia-Pacific region relatively buoyant. Asia-Pacific currently accounts for some 35% of the division's sales. Despite lower sales in the third quarter, the division's operating profit improved by GBP8 million over the corresponding period last year, mainly as a result of a markedly lower cost base.

The Assembly Materials (Alpha-Fry) and PWB Chemicals (Enthone) sectors of the Electronics division both continued to operate profitably with sales versus the same quarter last year marginally below and unchanged respectively. The Equipment sector (Speedline) operated at a loss in the third quarter, albeit significantly smaller than last year, with sales marginally down on the third quarter of 2001; nevertheless, the Equipment sector's order book improved during the quarter. The PWB Laminates (Polyclad) sector also recorded a smaller operating loss than the third quarter of 2001 on lower sales than last year.


It has been decided to optimise the installed production capacity of Polyclad's US operations by amalgamating Polyclad's two US West Coast facilities. This initiative will incorporate an investment of some GBP4 million in new equipment which will ensure that total production capacity is maintained and will result in better yields, enhanced production efficiencies and meaningful cost savings. The total exceptional charge for this programme will be GBP6 million, primarily related to asset write-downs. Most of the cash for the project will be outlaid in 2003 as the amalgamation of the sites will be phased in over the next nine months, thereby ensuring full continuity of supply to the division's customers.

Continued/...

Sales in the Ceramics division in the third quarter of GBP176 million rose by 4% over the same quarter last year and operating profit improved by 16%. Steel production in the division's two major markets, USA and Europe, rose by 5% and 1% respectively over the same quarter last year. In the USA, the improvement in production levels that became evident in the first quarter of this year has been sustained and sales and profitability improved as a consequence. The European steel markets were generally less robust with weakness in the UK and Germany offset by gains elsewhere in the region. Steel output in Asia-Pacific remained strong and the division's activities in this region benefited accordingly. In the remaining sectors - Glass, Foundry and Industrial Products - market conditions were stable and performance was sound.

The Jewellery Products sector of the Precious Metals division, which contributes some 80% of the division's sales, saw third quarter sales of GBP79 million, down 4% on the previous year. The jewellery trade began to build inventory for the seasonally stronger holiday period during the third quarter and, despite offtake in Europe being down on last year, demand strengthened in the USA and profits for the sector were in line with last year. For the Precision Products sector, which is in the process of being disposed, sales of GBP17 million were marginally higher than last year despite tough market conditions. For the division as a whole, operating profit increased 7% over the same quarter last year.

The Company completed its rights issue on 29 August, raising a net GBP277 million which was used to repay borrowings under the syndicated bank facility. The Group's annual interest costs will reduce by some GBP17 million as a result of the reduction in debt. During the third quarter, operating cash outflow was some GBP30 million which is both in line with expectations and normal for this time of the year as working capital begins to build for the seasonally stronger fourth quarter.

The outlook for the remainder of the year is that underlying trading conditions are expected to remain essentially unchanged from those experienced in the latter part of the third quarter. As a consequence, the Company expects operating profit for the year to be within the range of market expectations.

Shareholder/analyst enquiries:

Stephen Howard, Group Chief Executive 020 7766 4500

Dennis Millard, Group Finance Director 020 7766 4500

Lisa Williams, IR Manager 020 7766 4500

Media enquiries:

John Olsen, Hogarth Partnership 020 7357 9477



The Company will hold a conference call for analysts and shareholders at 9:00am which will be broadcast live at www.cooksongroup.co.uk.

Note: All financial information is unaudited. All financial comparisons are at constant exchange rates. This announcement contains forward-looking statements about Cookson. Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.

Exhibit No.6


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STANLIFE NOMINEES LIMITED

5) Number of shares/amount of stock acquired

N/A


6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

9,528,404


8) Percentage of issued class

0.5%


9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

5 NOVEMBER 2002

11) Date company informed

7 NOVEMBER 2002

12) Total holding following this notification

70,824,627 SHARES

13) Total percentage holding of issued class following this notification

3.74%

14) Any additional information

N/A


15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537


16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC



Date of notification 7 NOVEMBER 2002

Exhibit No.7


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

STEPHEN HOWARD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7) Number of shares/amount of
stock acquired

N/A


8) Percentage of issued class

N/A


9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

25 NOVEMBER 2002

18) Period during which or date on which exercisable

25 NOVEMBER 2005 - 24 NOVEMBER 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

AN OPTION OVER 2,691,553 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

25 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

7,690,722

23) Any additional information

Additional performance conditions have been imposed, namely the average mid-market closing price for a period of 30 consecutive dealing days must exceed 50p during the 3 year period commencing from the date of grant and the Group's cumulative EPS for the financial years 2003 - 2005 must exceed 9.6p

24) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7766 4537

25) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC


Date of Notification..................................25 NOVEMBER 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

DENNIS MILLARD


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7) Number of shares/amount of
stock acquired

N/A


8) Percentage of issued class

N/A


9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

25 NOVEMBER 2002

18) Period during which or date on which exercisable

25 NOVEMBER 2005 - 24 NOVEMBER 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

AN OPTION OVER 1,260,000 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

25 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

3,394,098

23) Any additional information

Additional performance conditions have been imposed, namely the average mid-market closing price for a period of 30 consecutive dealing days must exceed 50p during the 3 year period commencing from the date of grant and the Group's cumulative EPS for the financial years 2003 - 2005 must exceed 9.6p

24) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7766 4537

25) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC


Date of Notification..................................25 NOVEMBER 2002



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

GIAN CARLO COZZANI


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7) Number of shares/amount of
stock acquired

N/A


8) Percentage of issued class

N/A


9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

25 NOVEMBER 2002

18) Period during which or date on which exercisable

25 NOVEMBER 2005 - 24 NOVEMBER 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

STOCK APPRECIATION RIGHTS OVER 1,156,951 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

25 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

3,195,353 OPTIONS AND STOCK APPRECIATION RIGHTS

23) Any additional information Additional performance conditions have been imposed, namely the average mid-market closing price for a period of 30 consecutive dealing days must exceed 50p during the 3 year period commencing from the date of grant and the Group's cumulative EPS for the financial years 2003 - 2005 must exceed 9.6p

24) Name of contact and telephone number for queries

ALAN WALLWORK, ASST. COMPANY SECRETARY, COOKSON GROUP PLC - 020 7766 4537

25) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST. COMPANY SECRETARY, COOKSON GROUP PLC


Date of Notification..................................25 NOVEMBER 2002



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

RAYMOND SHARPE


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7) Number of shares/amount of
stock acquired

N/A


8) Percentage of issued class

N/A


9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

25 NOVEMBER 2002

18) Period during which or date on which exercisable

25 NOVEMBER 2005 - 24 NOVEMBER 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

AN OPTION OVER 1,560,830 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

25 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

4,577,857

23) Any additional information

Additional performance conditions have been imposed, namely the average mid-market closing price for a period of 30 consecutive dealing days must exceed 50p during the 3 year period commencing from the date of grant and the Group's cumulative EPS for the financial years 2003 - 2005 must exceed 9.6p

24) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7766 4537

25) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC


Date of Notification..................................25 NOVEMBER 2002

Exhibit No.8


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

RAYMOND SHARPE


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

VIDACOS NOMINEES LIMITED


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SALE OF ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC


7) Number of shares/amount of
stock acquired

N/A


8) Percentage of issued class

N/A


9) Number of shares/amount
of stock disposed

50,000

10) Percentage of issued class

LESS THAN 1%

11) Class of security

ORDINARY SHARES OF 1 PENCE EACH


12) Price per share

19.75 PENCE PER SHARE


13) Date of transaction

25 NOVEMBER 2002


14) Date company informed

26 NOVEMBER 2002


15) Total holding following this notification

428,707


16) Total percentage holding of issued class following this notification

0.02%


If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7766 4537

25) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC


Date of Notification.................................. 26 NOVEMBER 2002

Exhibit No.9


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STANLIFE NOMINEES LIMITED

5) Number of shares/amount of stock acquired

N/A


6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

11,564,768


8) Percentage of issued class

0.61%


9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

28 NOVEMBER 2002

11) Date company informed

29 NOVEMBER 2002

12) Total holding following this notification

45,400,790 SHARES

13) Total percentage holding of issued class following this notification

2.4%

14) Any additional information

N/A


15) Name of contact and telephone number for queries

RACHEL S FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4536


16) Name and signature of authorised company official responsible for making this notification

RACHEL S FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC



Date of notification 29 NOVEMBER 2002









                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 27 December 2002